Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, CA 92660
GUARANTEED PROTECTION ADVANTAGE 3 RIDER
Pacific Life & Annuity Company has issued this Rider as a part of the annuity Contract to which it is attached.
All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.
This Rider provides for an additional amount to be added to the Contract, if at the end of the Term (10 years), the Contract Value is less than the Guaranteed Protection Amount.
By adding this Rider to the Contract, you agreed to certain allocation limitations and investment alternatives in which you may invest while this Rider is in effect. These requirements may include, but are not limited to, maximum Purchase Payment allocation limits to certain Variable Investment Options or on certain allowable fixed-rate General Account Investment Options that are outside of any asset allocation model, but participate in the asset allocation program; exclusion of certain Investment Options; required minimum Purchase Payment allocations and restrictions on transfers to or from certain Investment Options. These restrictions and limitations are summarized in Appendix A which is a part of this Rider. These requirements apply to the entire Contract Value.

Definition of Terms — Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:
Step-Up — An increase in the Guaranteed Protection Amount to an amount equal to 100% of the Contract Value, determined as of a Step-Up Date.
Step-Up Date — Any Contract Anniversary beginning with the third (3rd) anniversary of the Rider Effective Date on which you elect a Step-Up in the Guaranteed Protection Amount.
Term — The ten (10) year period beginning on the Rider Effective Date or on a Step-Up Date, whichever is later.
Guaranteed Protection Advantage 3 — You have purchased a Guaranteed Protection Advantage 3 Rider. Subject to the terms and conditions described herein, we will increase the Contract Value to the Guaranteed Protection Amount (as determined under the Guaranteed Protection Amount provision of this Rider), if at the end of the Term, the Contract Value is less than the Guaranteed Protection Amount.
This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary, provided:
(a)	the age of each Annuitant is 80 years or younger on the date of purchase; and

(b)	the date of purchase is at least ten (10) years prior to the Annuity Date.
The date of purchase is the Rider Effective Date as shown on Page 4.
For the Contract Value to be increased to the Guaranteed Protection Amount at the end of the Term, the entire Contract Value must be invested for the entire Term according to an asset allocation program established and maintained by us for this Rider.
Annual Charge — An annual charge for expenses related to this Rider will be deducted from the Investment Options on a proportionate basis relative to the Account Value in each such Investment Option.
The annual charge is deducted, in arrears, on each Contract Anniversary that this Rider remains in effect. The annual charge is equal to [0.45%] (not to exceed a maximum annual charge percentage of 1.00%) multiplied by the Guaranteed Protection Amount on the day the charge is deducted.
The annual charge percentage established on the Rider Effective Date will not change during the Term, unless you elect a Step-Up in the Guaranteed Protection Amount.
If this Rider terminates on a Contract Anniversary, the entire annual charge for the prior Contract Year will be deducted from the Contract Value on that Contract Anniversary.
If the Rider terminates prior to a Contract Anniversary, we will prorate the annual charge. The prorated amount will be based on the Guaranteed Protection Amount as of the day the Rider terminates. Such prorated amount will be deducted from the Contract Value on the earlier of the day the Contract terminates or the Contract Anniversary immediately following the day the Rider terminates.
We will waive the annual charge if the Rider terminates as a result of the death of an Owner or sole surviving Annuitant, or upon full annuitization of the Contract.
Any portion of the annual charge we deduct from any of our fixed-rate General Account Investment Options (if available under the Contract) will not be greater than the annual interest credited in excess of that option’s minimum guaranteed interest rate.
Change in Annual Charge — The annual charge percentage may change if you elect a Step-Up in the Guaranteed Protection Amount. The annual charge percentage will never exceed the annual charge percentage then in effect for new issues of this same rider. If we are no longer issuing this rider, any change in the annual charge percentage will not result in an annual charge percentage that exceeds the maximum annual charge percentage specified in the Annual Charge provision.

If the Guaranteed Protection Amount is never stepped-up, the annual charge percentage established on the Rider Effective Date is guaranteed not to change.
Guaranteed Protection Amount — The Guaranteed Protection Amount is equal to (a) plus (b) minus (c); where:
(a)	is the Contract Value at the start of the Term;

(b)	is 100% of each subsequent Purchase Payment paid to the Contract during the first year of the Term, provided the Contract allows for subsequent Purchase Payments after the first Contract Year; and

(c)	is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.
For purposes of determining the Contract Value at the start of the Term:
(1)	if this Rider is purchased on the Contract Date, the Contract Value is equal to the Initial Purchase Payment; or

(2)	if this Rider is purchased on a Contract Anniversary or if you elect a Step-Up in the Guaranteed Protection Amount, the Contract Value is equal to the Contract Value on that Contract Anniversary or on that Step-Up Date.
Election of Step-Up in Guaranteed Protection Amount — You may elect, on any Contract Anniversary beginning with the third (3rd) anniversary of the Rider Effective Date and before the Annuity Date, to increase the Guaranteed Protection Amount to an amount equal to 100% of the current Contract Value as of the Step-Up Date. The annual charge percentage may change as a result of any step-up in the Guaranteed Protection Amount (see Change in Annual Charge provision).
Your election of a Step-Up in the Guaranteed Protection Amount must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the Step-Up is effective.
Once a Step-Up has been elected and is in effect: (a) another Step-Up may not be elected until on or after the third (3rd) anniversary of the latest Step-Up Date; and (b) a new ten (10) year Term will begin effective as of that latest Step-Up Date. We will provide you with written confirmation of your Step-Up election.
We will not permit a Step-Up if the new ten (10) year Term will extend beyond the maximum Annuity Date/Age specified under the Contract.
Additional Amount — On the last day of the Term, we will apply an additional amount to the Contract if the Contract Value on such day is less than the Guaranteed Protection Amount. The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount.
If, on the last day of the Term, the Contract is annuitized, the first death of an Owner or the death of the last surviving Annuitant occurs, or a full withdrawal of the amount available for withdrawal is made, the Contract Value will reflect any additional amount as described in this provision, prior to the payment of any annuity, death or full withdrawal benefits.
We will not apply an additional amount if the Contract Value on the last day of the Term is greater than the Guaranteed Protection Amount.
Continuation of Rider if Surviving Spouse Continues Contract — If the Owner dies during the Term and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term.

Termination of Rider — Except as otherwise provided under the Continuation of Rider if Surviving Spouse Continues Contract provision of this Rider, this Rider will automatically terminate at the end of the Term or, if earlier, upon the occurrence of one of the following events:
(a)	the day following the end of our thirty (30) day advance written notice to the Owner of a transaction resulting in any portion of the Contract Value to be allocated outside of the asset allocation program and no instructions to remedy are received by us at our Service Center within such thirty (30) day period (see Termination of Asset Allocation Program provision in Appendix A);

(b)	the day we receive notification from you to terminate this Rider;

(c)	the day of the first death of an Owner or the date of death of the last surviving Annuitant;

(d)	the day the Contract is terminated in accordance with the provisions of the Contract; or

(e)	the Annuity Date.
Rider Effective Date — This Rider is effective on the Contract Date, unless a later date is shown below.
Rider Effective Date: [date]
All other terms and conditions of the Contract remain unchanged by this Rider.
PACIFIC LIFE & ANNUITY COMPANY

Chairman and Chief Executive Officer	Secretary

GUARANTEED PROTECTION ADVANTAGE 3 RIDER
APPENDIX A — SUMMARY OF ASSET ALLOCATION PROGRAM
This summary outlines the general features of the asset allocation program established and maintained by us and which operates in combination with optional riders requiring your participation in an asset allocation program.
Asset Allocation Program — The asset allocation program is a service we offer and maintain for use in combination with certain optional riders that are available with our variable annuity contracts. Asset allocation is the allocation of Purchase Payments among asset classes and involves decisions about which asset classes should be selected and how much of the total Contract Value should be allocated to each asset class. The theory of asset allocation is that diversification among asset classes can help reduce volatility over the long-term.
Asset Allocation Models — Currently, there are five (5) asset allocation models, each comprised of a selected combination of Investment Options. Asset allocation is a two-step process. First, an analysis is prepared to determine the break down of asset classes. Next, after the asset class exposures are known, a determination of how each Investment Option can be used to implement the asset class level allocations. The Investment Options are selected by evaluating the asset classes represented by that Investment Option and combining Investment Options to arrive at the desired asset class exposure. Based on this analysis, the Investment Options are selected in a manner intended to optimize returns for each model, given a particular level of risk tolerance. The current models and their asset class exposure are set out below.

Asset Class Exposure
Model A		Model B		Model C		Model D		Model E

Cash	[10%]	Cash	[6%]	Cash	[1%]	Cash	[2%]	Cash	[2%]

Bonds	[67%]	Bonds	[50%]	Bonds	[39%]	Bonds	[18%]	Bonds	[6%]

Domestic Stocks	[17%]	Domestic Stocks	[32%]	Domestic Stocks	[42%]	Domestic Stocks	[56%]	Domestic Stocks	[61%]

International Stocks	[6%]	International Stocks	[12%]	International Stocks	[18%]	International Stocks	[24%]	International Stocks	[31%]

Shorter Investment Horizon							Longer Investment Horizon
Lower Risk	ç							è	Higher Risk
Less Volatile								More Volatile

Purchase Payment Allocations — Your Initial Purchase Payment (in the case of a new application) or Contract Value, as applicable, will be allocated to the Investment Options according to the asset allocation model you select. Subsequent Purchase Payments, if allowed under the Contract, will also be allocated accordingly, unless you instruct us otherwise in writing.
You may also allocate Purchase Payments to any allowable fixed-rate General Account Investment Option (if available under the Contract) only for purposes of dollar cost averaging (the periodic transfer of amounts) to the Investment Options within your asset allocation model. However, amounts transferred from any such allowable fixed-rate General Account Investment Option must be made over a period not to exceed twelve (12) months.
To maintain the Rider in full force and in effect during the Rider’s required holding period, the entire Contract Value must remain invested according to the asset allocation program. Any portion of a Purchase Payment or Contract Value allocated outside of your asset allocation model to an Investment Option that is not an allowable option under the program, may terminate the Rider in addition to your participation in the program (see Termination of Asset Allocation Program provision of this Appendix A).
Rebalancing — If you choose, you can rebalance your Contract Value quarterly, semi-annually, or annually, to maintain the current allocations of your model, since changes in the net asset values of the underlying portfolios in each model will alter your asset allocation over time. This rebalancing option is independent of any other automatic rebalancing as a result of an annual analysis. If you also allocate part of your Purchase Payment or Contract Value to any allowable fixed-rate General Account Investment Option and you elect periodic rebalancing, such amounts will not be considered when rebalancing. Only the Investment Options within your model will be rebalanced.

GUARANTEED PROTECTION ADVANTAGE 3 RIDER
APPENDIX A — SUMMARY OF ASSET ALLOCATION PROGRAM
Annual Analysis — Each of the asset allocation models are evaluated annually to assess whether the combination of Investment Options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and Investment Options may be added to a model (including Investment Options not currently available), or Investment Options may be deleted from a model.
Annual Updates — When your asset allocation model is updated, we will reallocate your Contract Value (and subsequent Purchase Payments, if applicable) in accordance with any changes to the model you have selected. This means the allocation of your Contract Value, and potentially the Investment Options in which you are invested, will automatically change and your Contract Value (and subsequent Purchase Payments, if applicable) will be automatically reallocated among the Investment Options in your updated model (independently of any automatic rebalancing you may have selected). We require that you grant us discretionary investment authority to periodically reallocate your Contract Value (and subsequent Purchase Payments, if applicable) in accordance with the updated version of the asset allocation model you have selected.
Notice of Automatic Updates — We will send you written notice of the updated asset allocation models at least thirty (30) days in advance of the date we intend the updated version of the model to be effective. You should carefully review these notices. If you wish to accept the changes in your selected model, you will not need to take any action, as your Contract Value (or subsequent Purchase Payments, if applicable) will be reallocated in accordance with the updated model automatically, provided you have granted us discretionary investment authority (see Annual Updates provision of this Appendix A).
If you do not wish to accept the changes to your selected model, you can change to a different model (see Change in Asset Allocation Model provision of this Appendix A) or withdraw from the asset allocation program (see Termination of Asset Allocation Program provision of this Appendix A).
Change of Asset Allocation Model — You may change your asset allocation model selection at any time with a proper written request or by electronic instructions provided a valid electronic authorization is on file with us. You should consult with your registered representative to assist you in determining which model is best suited to your financial needs, investment time horizon, and is consistent with your risk comfort level. You should periodically review those factors to determine if you need to change models to reflect such changes.
Termination of Asset Allocation Program — You may terminate your Rider and/or your participation in the asset allocation program at any time with a proper written request or by electronic instructions, provided a valid electronic authorization is on file with us. If you terminate the Rider only, you may choose to continue your participation in the asset allocation program without the benefits of the Rider. If you terminate participation in the program, your Rider will also terminate.
You may cause an involuntary termination of both the Rider and your participation in the asset allocation program upon the occurrence of any one of the following events:
(a)	you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to an Investment Option that is not currently included in your model or that is not an allowable transfer under the program;

(b)	you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to any fixed-rate General Account Investment Option (if available under the Contract) that is not an allowable option or an allowable transfer under the program; or

(c)	you change the allocation percentages of your current asset allocation model.
We will send you written notice in the event any transaction described in subparagraphs (a) through (c) above occur. You may, within thirty (30) days after the date of our notice, direct us to take appropriate corrective action necessary to continue the Rider in effect and your participation in the asset allocation program. If no instructions to remedy are received by us at our Service Center within the thirty (30) day period from the date of our written notice, we will terminate the Rider and your participation in the program effective on the day following the end of the thirty (30) day period.